UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 15, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bridgepoint Education, Inc.

File No. 333-156408- CF#23251

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Bridgepoint Education, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 22, 2008, as amended.

Based on representations by Bridgepoint Education, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through January 1, 2010
Exhibit 10.14	through January 1, 2010
Exhibit 10.15	through September 30, 2018
Exhibit 10.16	through July 31, 2018
Exhibit 10.17	through March 31, 2020
Exhibit 10.18	through March 31, 2015
Exhibit 10.19	through June 20, 2014
Exhibit 10.20	through December 23, 2012
Exhibit 10.21	through March 2, 2012
Exhibit 10.22	through January 1, 2012
Exhibit 10.23	through January 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel